# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NIP Group Inc., CIK 0001966233
CUSIP: 654503101
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Rosenlundsgatan 31, Stockholm, Sweden (V7), 11863
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002046629

## Reporting persons
- Tolsona Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); sole voting power 12,268,258; shared voting power 0; sole dispositive power 12,268,258; shared dispositive power 0; aggregate amount beneficially owned 12,268,258 (10.9% of the class)
- Felix Granander: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); sole voting power 12,268,258; shared voting power 0; sole dispositive power 12,268,258; shared dispositive power 0; aggregate amount beneficially owned 12,268,258 (10.9% of the class)

## Item 1. Issuer
Name of issuer: NIP Group Inc.
Address of issuer's principal executive offices: Rosenlundsgatan 31 Stockholm, V7, 11863

## Item 2. Person Filing
Name of person filing:
Felix Granander
Tolsona Ltd.
Address of principal business office or, if none, residence:
For Felix Granander:
Rosenlundsgatan 31, 11863, Stockholm, Sweden

For Tolsona Ltd.:
Naxou, 4, 1st Floor, Flat/Office 101
1070, Nicosia
The Republic of Cyprus
Citizenship:
Felix Granander - Sweden

Tolsona Ltd. - Republic of Cyprus

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Felix Granander: 12,268,258
Tolsona Ltd.: 12,268,258

Represents 12,268,258 Class A ordinary shares directly held by Tolsona Ltd, a company incorporated in the Republic of Cyprus. Tolsona Ltd. is wholly owned by Mr. Felix Granander.
Percent of class:
The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 112,476,359 ordinary shares (consisting of 74,472,041 Class A ordinary shares, 24,641,937 Class B1 ordinary shares, and 13,362,381 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of July 30, 2024 provided by the Issuer, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on July 26, 2024, and Form 6-K filed with the Securities and Exchange Commission on July 30, 2024. The Class B1 ordinary shares and Class B2 ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Felix Granander: 10.9 %
Tolsona Ltd.: 10.9
Sole power to vote or to direct the vote:
Felix Granander: 12,268,258
Tolsona Ltd.: 12,268,258

Percent of Aggregate Voting Power:
Felix Granander: 1.5%
Tolsona Ltd.: 1.5%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to 20 votes per share, subject to certain conditions and restrictions.
Shared power to vote or to direct the vote:
Felix Granander: 0
Tolsona Ltd.: 0
Sole power to dispose or to direct the disposition:
Felix Granander: 12,268,258
Tolsona Ltd.: 12,268,258
Shared power to dispose or to direct the disposition:
Felix Granander: 0
Tolsona Ltd.: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Tolsona Ltd.: Orestis Livadas, Orestis Livadas / Director (12/31/2024)
- Felix Granander: Felix Granander, Felix Granander (12/31/2024)